Exhibit 99.1

Aegon reports strong increase in net income in 1Q 2017

Underlying earnings up 6% driven by US expense reductions and higher fee income

🌑	Underlying earnings of EUR 488 million reflect the benefit of expense reductions in the US and higher fee income as a result of favorable equity markets, partly offset by seasonally adverse mortality experience
🌑	Fair value items of EUR (53) million due to losses on hedges in place to protect the capital position
🌑	Net income increases strongly to EUR 378 million mainly from improved fair value items
🌑	Return on equity amounts to 7.2%

Continued strong sales and improved margins

🌑	Record revenue-generating investments of EUR 847 billion following Cofunds acquisition and favorable markets
🌑	Gross deposits increase by 13% to EUR 34 billion due to first time inclusion of Cofunds; net outflows of EUR 6.0 billion driven by loss of asset management contract related to previous Guardian divestment
🌑	New life sales declined by 8% to EUR 246 million, as lower sales in US and NL were partly offset by higher sales in Asia
🌑	Accident & health and general insurance sales up 5% to EUR 300 million driven by disability insurance sales in NL
🌑	Market consistent value of new business increases 30% to EUR 172 million benefiting from higher interest rates

Solvency II ratio stable at 157%

🌑	Solvency II ratio unchanged at an estimated 157%, as capital generation offset the Cofunds acquisition and accrual for the final 2016 dividend
🌑	Capital generation of EUR 0.5 billion including favorable market impacts and one-time items of EUR 0.2 billion
🌑	Holding excess capital decreases by EUR 0.1 billion to EUR 1.4 billion driven by funding and operating expenses
🌑	Gross leverage ratio improves by 40 basis points to 29.4% as a result of retained earnings

Statement of Alex Wynaendts, CEO

“I am pleased with the continued earnings momentum that we are seeing as a result of our ambitious expense savings program and the increased contribution from our growing fee-based businesses.

“Our group Solvency II ratio remained stable at 157%. At the same time, we recognize the need to further increase our capital buffers in the Netherlands. We are committed to maintaining a solid solvency position in our Dutch unit by improving the risk profile, optimizing the portfolio and providing group capital support. We will provide a comprehensive plan on the Dutch capital position and the progress on management actions when we release our second quarter results.

“I am confident that the actions we are implementing will enable us to successfully execute our strategy and accelerate growth across all our businesses through the shift towards new business models. The repositioning of our UK business – as reflected in this quarter’s increased earnings, deposits and assets – is a great example of how we are transforming our business and creating value for our shareholders.”

Key performance indicators
EUR millions [12]	Notes	1Q 2017	1Q 2016	%	4Q 2016	%

Underlying earnings before tax	1	488	462	6	554	(12)

Net income / (loss)		378	143	164	470	(20)

Sales	2	3,942	3,560	11	2,727	45

Market consistent value of new business	3	172	133	30	118	45

Return on equity	4	7.2%	7.3%	(1)	10.5%	(31)
Note: All comparisons in this release are against the first quarter of 2016, unless stated otherwise.

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+ 31(0)70 344 8730	+31(0)70 344 8305
gcc@aegon.com	ir@aegon.com

Strategic highlights

🌑	Aegon’s Dutch Mortgage Fund 10th best-selling European investment fund
🌑	Transamerica receives 2017 Digital Edge 50 award for digital transformation
🌑	Aegon the Netherlands launches artificial intelligence tool to identify fraudulent claims
🌑	Aegon’s High Net Worth business launches new Universal Life Alpha product

Aegon’s ambition

Aegon’s ambition is to be a trusted partner for financial solutions at every stage of life, and to be recognized by its customers, business partners and society as a company that puts the interests of its customers first in everything it does. In addition, Aegon wants to be regarded by its employees as an employer of choice, engaging and enabling them to succeed. This ambition is supported by four strategic objectives embedded in all Aegon businesses: Optimized portfolio, Operational excellence, Customer loyalty, and Empowered employees.

Optimized portfolio

Aegon Asset Management’s Dutch Mortgage Fund was the 10th best-selling investment fund in Europe for 2016 according to research by the Financial Times. The fund has exceeded EUR 10 billion of invested capital, primarily as a result of investments from Dutch pension funds and insurers. Aegon sees further potential growth for the fund as interest from foreign investors continues to increase, and at present only 10% of total invested capital is from parties outside the Netherlands. The fund was established in 2014 and leverages Aegon’s retail mortgage expertise in the Netherlands to provide a long duration asset with an attractive yield.

Operational excellence

Transamerica, Aegon’s US subsidiary, was named a 2017 Digital Edge 50 award winner for its Enterprise Marketing Analytics Platform (EMAP). The award recognizes 50 organizations from across the globe for digital transformation initiatives that have had a significant and measurable business impact. EMAP brings together more than 750 million data records from internal and external sources to create a single holistic view of the customer relationship. The 360-degree view enables Transamerica to connect with customers throughout different life stages and thereby deliver an enhanced customer experience by providing targeted and tailored offerings. The new data-driven capabilities of the analytics platform are continuing to lead to further product and customer innovations across the organization.

In the first quarter of 2017, Transamerica implemented a voice biometrics system called Transamerica Voice Pass. This enables retirement plan customers to use their voice as a password instead of a numeric password. Voice authentication is safer, faster and more secure than traditional authentication methods, and the system will be rolled-out to other business lines in the course of 2017. Optimization of business models and significant digital modernization through a more efficient use of technology and outsourcing capabilities are important elements of the five-part plan aimed at increasing the return on capital for its business in the US.

Since its launch in October 2016, the Blockchain Insurance Industry Initiative B3i has gained broad acceptance across the industry. Ten additional (re)insurance companies have joined the initiative, giving it a truly global scope. In total there are now 15 members covering Asia, Europe and the Americas. Aegon – as one of the founders of B3i – is committed to working collaboratively with other members to explore the potential for distributed ledger technologies to increase efficiencies in the exchange of data between reinsurance and insurance companies. Preliminary results of the initiative are expected to be released in June 2017.

Customer loyalty

Aegon the Netherlands is introducing artificial intelligence in order to help identify fraudulent insurance claims. The technology utilizes an algorithm that is capable of quickly identifying which claims are most likely to be fraudulent. These claims are then transferred to Aegon’s claims handling team for follow-up to determine whether they are entitled to a payout. Based on feedback from the claims handling team, the algorithm continues to learn and adapt to new forms of fraudulent claims on a daily basis. The algorithm enables the claims handling team to prioritize work, which ensures genuine claims are paid without delay to customers. As the new technology continues to develop it will be rolled out to other product lines within Aegon Netherlands, as well as across Aegon’s other businesses around the world.

On March 31, 2017, Aegon’s High Net Worth business in Asia, which operates in Hong Kong and Singapore, launched its new Universal Life Alpha product. Alpha was designed with Asia’s new generation of High Net Worth individuals in mind, reflecting their shifting mind-set and wealth management priorities towards liquidity and returns. Aegon designed the product to be simpler than previous universal life products, eliminating features that are rarely utilized. Alpha has improved existing product disclosures and enables further product education making it one of the most customer-friendly universal life products available.

Empowered employees

In 2016, Aegon employees volunteered more than 23,350 hours in their communities around the world. All Aegon employees are allowed and encouraged to take paid time off in order to volunteer at a charity or organization of their choosing each year. On April 21, 2017, over a thousand Aegon employees took part in this year’s Global Volunteer Friday which builds on previous volunteer initiatives in the United States and in the Netherlands. Each event gives employees an opportunity to select from a variety of volunteer opportunities that best aligns with their personal skills and interests. Volunteering is just one way that Aegon is empowering its employees to make a difference in the communities in which they do business in.

Financial overview
EUR millions	Notes	1Q 2017	1Q 2016%		4Q 2016%

Underlying earnings before tax
Americas		313	283	10	388	(19)
Europe		169	169	—	174	(3)
Asia		12	-	n.m.	13	(10)
Asset Management		37	45	(17)	35	7
Holding and other		(44)	(36)	(20)	(57)	23
Underlying earnings before tax		488	462	6	554	(12)

Fair value items		(53)	(358)	85	(13)	n.m.
Realized gains / (losses) on investments		76	54	41	36	114

Net impairments		(11)	(36)	69	(1)	n.m.
Other income / (charges)		6	(6)	n.m.	(38)	n.m.
Run-off businesses		31	28	9	(1)	n.m.
Income before tax		536	145	n.m.	536	—
Income tax		(159)	(1)	n.m.	(66)	(140)
Net income / (loss)		378	143	164	470	(20)

Net underlying earnings		350	352	(1)	471	(26)

Commissions and expenses		1,666	1,744	(4)	1,726	(3)
of which operating expenses	9	983	960	2	978	-

Gross deposits (on and off balance)	10
Americas		12,835	13,472	(5)	8,769	46
Europe		10,054	3,441	192	3,474	189
Asia		73	73	—	54	34
Asset Management		11,006	13,092	(16)	10,326	7
Total gross deposits		33,969	30,078	13	22,625	50

Net deposits (on and off balance)	10
Americas		(406)	4,825	n.m.	(2,073)	80
Europe		774	731	6	411	88
Asia		55	59	(8)	51	7
Asset Management		(6,260)	2,240	n.m.	(1,702)	n.m.
Total net deposits excluding run-off businesses		(5,837)	7,855	n.m.	(3,313)	(76)
Run-off businesses		(166)	(240)	31	(179)	8
Total net deposits / (outflows)		(6,003)	7,615	n.m.	(3,492)	(72)

New life sales
Life single premiums		495	610	(19)	476	4
Life recurring premiums annualized		196	205	(4)	192	2

Total recurring plus 1/10 single		246	266	(8)	240	2
New life sales	10
Americas		127	144	(12)	133	(5)
Europe		67	85	(21)	75	(11)
Asia		52	37	41	32	66
Total recurring plus 1/10 single		246	266	(8)	240	2
New premium production accident and health insurance		273	262	4	201	36
New premium production general insurance		27	24	10	23	15

Revenue-generating investments
		Mar. 31, 2017	Dec. 31, 2016%		Mar. 31, 2016%
Revenue-generating investments (total)		847,234	743,200	14	704,554	20
Investments general account		155,847	156,813	(1)	162,784	(4)
Investments for account of policyholders		206,294	203,610	1	191,286	8
Off balance sheet investments third parties		485,094	382,776	27	350,483	38

Operational highlights

Underlying earnings before tax

Aegon’s underlying earnings before tax increased by 6% compared with the first quarter of 2016 to EUR 488 million. The increase was largely driven by expense reductions in the United States, higher fee income as a result of favorable equity markets, higher earnings in Asia and a strengthening of the US dollar. This more than offset lower investment income in the Netherlands and increased holding expenses. Adverse claims experience and one-time items totaled EUR 47 million in the first quarter of 2017.

Underlying earnings before tax from the Americas increased by 10% to EUR 313 million. On a constant currency basis, earnings increased by 7%, as the benefits from expense savings and higher fee income as a result of favorable equity markets more than offset EUR 26 million adverse mortality experience and EUR 24 million one-time items. One-time items consisted of a negative adjustment to intangible assets from lower reinvestment yields of EUR 11 million and a one-time charge of EUR 13 million to better reflect the timing of the payment of trail commissions.

Underlying earnings before tax from Aegon’s operations in Europe of EUR 169 million were stable. Higher fee income in the United Kingdom due to favorable equity markets and a EUR 2 million one-time result from a contract loss related to the previous Guardian divestment more than offset lower investment income in the Netherlands due to prepayments and interest resets on mortgages.

Aegon’s underlying earnings before tax in Asia increased from nil to EUR 12 million. This increase was mainly due to higher earnings from the High Net Worth (HNW) businesses and China, as well as a EUR 2 million one-time cash dividend received on investments.

Underlying earnings from Aegon Asset Management declined by EUR 8 million to EUR 37 million, as lower expenses were more than offset by lower performance fees compared with last year’s exceptionally high level.

The result from the holding declined by EUR 8 million to a loss of EUR 44 million partly driven by higher project-related expenses.

Net income

Net income increased from EUR 143 million to EUR 378 million. This increase reflects higher underlying earnings and realized gains as well as an improvement in fair value items.

Fair value items

The loss from fair value items amounted to EUR 53 million, as positive real estate revaluations in the Netherlands were more than offset by negative fair value changes on hedges in place to protect Aegon’s capital position.

Realized gains on investments

Realized gains totaled EUR 76 million, and were mainly related to the sale of sovereign bonds in the Netherlands.

Impairment charges

Net impairments of EUR 11 million reflect the continued benign credit environment.

Other income

Other income of EUR 6 million includes a profit resulting from the transfer of annuity production written in the United Kingdom in 2016 to Rothesay Life. Restructuring charges of EUR 14 million in the United Kingdom and the United States were largely offset by income related to policyholder taxes with an equal offset in Aegon’s income tax line.

Run-off businesses

The result from run-off businesses increased by 9% to EUR 31 million due to a one-time benefit in the BOLI/COLI business.

Income tax

Income tax amounted to EUR 159 million, which implies an effective tax rate for the first quarter of 30%. The effective tax rate on underlying earnings was 28%.

Return on equity

Return on equity decreased by 10 basis points to 7.2% in the first quarter of 2017, as higher underlying earnings before tax were offset by an increase in the effective tax rate.

Operating expenses

Operating expenses were stable compared with the first quarter of 2016 at EUR 983 million. Acquisitions in the United Kingdom and strengthening of the US dollar offset expense reductions. At constant currencies and excluding the impact from these acquisitions, expenses declined by 3%.

Sales

Aegon’s total sales increased by 11% to EUR 3.9 billion in the first quarter of 2017. This was mainly the result of an increase in gross deposits to EUR 34.0 billion. Gross deposits were up by 13% driven by higher UK platform deposits as a result of the Cofunds acquisition. Cofunds deposits were included for the first time this quarter and added EUR 6.3 billion. This more than offset lower asset management flows and a decrease in deposits in the Americas. The latter was the result of fewer retirement plan takeover deposits, reduced demand for variable annuities, and last year’s exceptionally strong level of mutual fund deposits. Net outflows amounted to EUR 6.0 billion and were mainly driven by the loss of an asset management contract in the United Kingdom related to the previous Guardian divestment.

New life sales declined by 8% to EUR 246 million. Lower term life and indexed universal life sales in the United States, and lower sales in Europe were partly offset by strong sales in Asia as a result of the successful launch of a new critical illness product in China. Indexed universal life sales are expected to benefit in the second half of 2017 from various initiatives that are currently being implemented. Lower sales in Europe are mainly due to the divestment of the UK annuity book and lower pension sales in the Netherlands, as a result of the continued shift in demand from defined benefit to defined contribution solutions. New premium production for accident & health and general insurance increased by 5% to EUR 300 million due to favorable currency movements, and higher disability insurance sales in the Netherlands following product launches in response to new legislation.

Market consistent value of new business

The market consistent value of new business increased by EUR 39 million to EUR 172 million. The benefit from higher interest rates and strong sales in China more than offset lower pension sales in the Netherlands, as well as lower margins on pension products and the sale of the annuity business in the United Kingdom. No market consistent value of new business is recognized on Cofunds deposits.

Revenue-generating investments

Revenue-generating investments were up by 14% to EUR 847 billion. This increase was primarily driven by the acquisition of Cofunds in the United Kingdom, while higher equity markets more than offset net outflows.

Capital management

Shareholders’ equity increased by EUR 0.6 billion to EUR 21.5 billion on March 31, 2017 driven by retained earnings and the impact of market movements on the remeasurement of defined benefit plans and revaluation reserves. Shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, increased by EUR 0.2 billion to EUR 17.6 billion – or EUR 8.59 per common share – at the end of the first quarter, as net income more than offset unfavorable currency movements in the quarter.

The gross leverage ratio improved by 40 basis points to 29.4% as a result of the positive impact of this quarter’s net income. On July 18, 2017, Aegon will redeem EUR 500 million senior unsecured notes. Pro forma for this redemption, Aegon’s gross financial leverage ratio reduces to 27.9%.

Holding excess capital decreased by EUR 0.1 billion to EUR 1.4 billion, of which EUR 500 million has been earmarked for the aforementioned redemption of senior notes. The decrease mainly resulted from funding and operating expenses.

Solvency II

Aegon’s Solvency II ratio remained stable at an estimated 157% during the first quarter, as capital generation offset the impact of the acquisition of Cofunds and accrual for the final 2016 dividend which is payable in June.

Capital generation of the operating units amounted to EUR 0.5 billion for the quarter. Market impacts and one-time items amounted to EUR 0.2 billion, and mainly related to positive credit spread and interest rate movements in the Netherlands. The benefit from a reserving methodology change for the HNW business in Asia was largely offset by non-admissibility of deferred tax assets in the United States. Capital generation of the operating units excluding market impacts and one-time items amounted to EUR 0.3 billion in the first quarter of 2017.

On April 5, 2017, the European Insurance and Occupational Pensions Authority (EIOPA) published an updated methodology to derive the Ultimate Forward Rate (UFR). If approved by the European Commission, this methodology will lead to a lowering of the UFR from 4.2% to 3.65% in steps of maximum 15 basis points per year from 2018 onwards. In response to this change and pending the review of assumptions underlying Aegon’s factor for the loss absorbing capacity of deferred taxes (LAC-DT) of 75% in the Netherlands, Aegon decided to downstream EUR 100 million from the Dutch holding company to enhance the capital position of its main Dutch life insurance subsidiary in the first quarter of 2017 instead of remitting it to the group. Aegon is committed to further increasing the capital buffer of its Dutch unit through decisive management actions, including improving the risk profile, optimizing the portfolio and providing group capital support.

Financial overview, 1Q 2017 geographically
EUR millions	Americas	Europe	Asia	Asset Management	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	89	97	17	-	-	203
Individual savings and retirement products	135	-	(4)	-	-	131
Pensions	89	53	-	-	-	142
Non-life	-	12	-	-	-	12
Asset Management	-	-	-	37	-	37
Other	-	7	(1)	-	(44)	(37)
Underlying earnings before tax	313	169	12	37	(44)	488

Fair value items	(20)	(56)	1	-	22	(53)
Realized gains / (losses) on investments	10	67	(3)	2	-	76
Net impairments	(4)	(5)	-	-	(2)	(11)
Other income / (charges)	(2)	8	-	-	-	6
Run-off businesses	31	-	-	-	-	31
Income before tax	328	183	10	39	(24)	536
Income tax	(86)	(53)	(14)	(12)	6	(159)
Net income / (loss)	242	131	(4)	27	(18)	378

Net underlying earnings	231	127	(2)	26	(32)	350

Employee numbers
	Mar. 31, 2017	Dec. 31, 2016	Mar. 31, 2016
Employees	29,544	29,380	29,922

of which Aegon’s share of employees in joint ventures and associates	5,898	5,944	5,656

Americas

🌑	Underlying earnings increase by 7% to USD 333 million, as expense reductions and favorable equity markets more than offset seasonally adverse mortality experience and one-time charges
🌑	Net income more than doubles to USD 257 million driven by improved results from fair value items
🌑	Gross deposits amount to USD 13.7 billion; net outflows of USD 609 million mainly as a result of lower variable annuity sales and anticipated contract discontinuances in the business acquired from Mercer

Execution of strategy

Expense savings are an important building block of Aegon’s five-part plan aimed at increasing the return on capital for its business in the US. So far, expense reduction initiatives, including a voluntary separation plan and the planned closure of locations, have led to annual run-rate expense savings of USD 136 million. The first quarter results clearly show the benefits from these management actions with a 7% decline in expenses.

Optimization of business models and significant digital modernization through a more efficient use of technology and outsourcing capabilities are other important elements of the five-part plan. These actions enable Aegon to better meet customers’ needs and create a consistent, positive experience. A voice biometrics system was, for example, implemented in the first quarter of 2017. This enables retirement plan customers to use their voice as a password instead of a numeric password. Voice authentication is safer, faster and more secure than traditional authentication methods, and the system will be rolled-out to other business lines in the course of 2017.

Aegon’s strict pricing discipline was reflected in a margin over volume approach in the first quarter. Despite higher interest rates, prices have not been materially adjusted during the first quarter in order to improve profitability of new sales. Demand – especially for term life and variable annuities – therefore continues to be impacted, which is leading to lower sales and net outflows.

Underlying earnings before tax

Underlying earnings before tax from the Americas in the first quarter of 2017 increased by 7% to USD 333 million. The benefits from expense reductions and higher fee income as a result of favorable equity markets were partly offset by adverse mortality experience and one-time items.

🌑	Life earnings decreased by USD 12 million to USD 36 million, as expense savings were more than offset by seasonally adverse mortality experience of USD 37 million compared with USD 14 million in the same quarter last year and a negative intangible adjustment of USD 12 million related to lower reinvestment yields.
🌑	Earnings from Accident & Health increased by USD 14 million to USD 58 million driven by expense savings and improved earnings on supplemental health products.
🌑	Earnings from Retirement Plans increased by 31% to USD 71 million primarily due to the reduction in expenses, higher fee revenue, and a one-time charge in the first quarter of 2016.
🌑	Mutual Fund earnings remained stable at USD 10 million. Increased fee income resulting from favorable equity market performance was offset by higher expenses.
🌑	Earnings from Variable Annuities increased by 7% to USD 86 million, as increased fee income resulting from higher equity markets more than offset a one-time charge of USD 14 million to better reflect the timing of the payment of trail commissions.
🌑	Earnings from Fixed Annuities amounted to USD 49 million and included USD 9 million favorable mortality experience.
🌑	Stable Value Solutions earnings were stable at USD 23 million.
🌑	Earnings from Latin America remained stable at nil, as profits from the joint venture in Brazil were offset by investments in future growth in Mexico.

Net income

Net income from Aegon’s businesses in the Americas more than doubled to USD 257 million in the first quarter mainly driven by an improvement in the result from fair value items.

The results from fair value items amounted to a loss of USD 21 million compared with a loss of USD 242 million in the first quarter of last year.

🌑	The loss on fair value hedges without an accounting match under IFRS was USD 36 million, mainly driven by a lower than expected loss on the macro hedge related to GMIB variable annuities of USD 22 million as a result of outperformance of underlying equity investments.
🌑	Fair value hedges with an accounting match, which includes the hedges on Aegon’s GMWB variable annuities, produced a gain of USD 28 million.
🌑	The results on fair value investments amounted to a loss of USD 13 million from underperformance of alternative investments.

The results from run-off businesses increased by 6% to USD 33 million due to a one-time benefit in the BOLI/COLI business. Realized gains on investments of USD 11 million resulted from normal trading activity. Net impairments remained low at USD 4 million and reflect the continued benign credit environment. Other charges of USD 3 million were largely comprised of restructuring charges related to the expense savings program. Income tax amounted to USD 92 million.

Return on capital

The return on average capital invested in Aegon’s businesses in the Americas in the first quarter of 2017, excluding revaluation reserves and defined benefit plan remeasurements, increased by 50 basis points to 6.7% as a result of higher underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined by 7% to USD 448 million. Initiatives to reduce expenses led to annual run-rate expense savings of USD 136 million. Expense savings contribute to improving returns and create room to invest in capabilities to create a differentiated digital offering. These include investments in new, digital solutions in the workplace that are focused on the strong link between retirement plan participants’ wealth and health.

Sales

Gross deposits declined by 8% to USD 13.7 billion. Gross deposits in Retirement Plans declined slightly from USD 11.8 billion to USD 11.4 billion as a result of lower takeover deposits. Gross deposits in Variable Annuities were down by USD 0.3 billion to USD 0.9 billion, mainly driven by lower market demand as a result of the upcoming implementation of the Department of Labor fiduciary rule and Aegon’s strict pricing discipline. Gross deposits in Mutual Funds declined from USD 1.8 billion to USD 1.3 billion, reflecting last year’s exceptional level of inflows into equity and asset allocation funds.

Net outflows amounted to USD 0.6 billion in the first quarter. Net inflows in Retirement Plans amounted to USD 0.7 billion and included USD 3.0 billion of contract discontinuances from the business acquired from Mercer. These contract discontinuances were the result of anticipated lapse behavior related to the conversion to the Transamerica recordkeeping platform, and are projected to continue until early 2018. Net outflows in Variable Annuities amounted to USD 0.5 billion, mainly driven by lower sales. Net outflows in Mutual Funds of USD 0.3 billion were mainly driven by fund rationalization at one of Aegon’s distributors. Fixed Annuities experienced net outflows of USD 0.3 billion due to the strategic repositioning of the business.

New life sales were down by 15% to USD 135 million, mainly driven by lower indexed universal life and term life sales. Indexed universal life sales were lower, although they are expected to benefit in the second half of 2017 from various initiatives that are currently being implemented. Sales of term life products also declined due to focus on profitability in a highly competitive market. New premium production for accident & health insurance was relatively stable at USD 267 million, as higher travel sales were offset by reduced demand for group voluntary benefit insurance as a result of uncertainty around potential changes to the Affordable Care Act and product exits.

Market consistent value of new business

Market consistent value of new business increased by 33% to USD 118 million as a result of higher interest rates in combination with Aegon’s strict pricing discipline.

Revenue-generating investments

Revenue-generating investments increased by 3% during the first quarter to USD 478 billion. The favorable impact from higher equity markets and lower interest rates more than offset net outflows.

Americas
USD millions	Notes	1Q 2017	1Q 2016%		4Q 2016%

Underlying earnings before tax by line of business
Life		36	47	(25)	81	(56)
Accident & Health		58	44	32	87	(34)
Retirement Plans		71	54	31	76	(7)
Mutual Funds		10	10	1	15	(31)
Variable Annuities		86	81	7	104	(17)
Fixed Annuities		49	52	(6)	34	43
Stable Value Solutions		23	24	(2)	24	(4)
Latin America		-	-	n.m.	-	(61)
Underlying earnings before tax		333	312	7	422	(21)

Fair value items		(21)	(242)	91	(248)	91
Realized gains / (losses) on investments		11	37	(70)	(20)	n.m.
Net impairments		(4)	(35)	88	6	n.m.
Other income / (charges)		(3)	(6)	58	(29)	91
Run-off businesses		33	31	6	(2)	n.m.
Income before tax		349	96	n.m.	130	169
Income tax		(92)	8	n.m.	40	n.m.
Net income / (loss)		257	104	147	170	52

Net underlying earnings		246	233	6	356	(31)

Commissions and expenses		1,058	1,177	(10)	1,174	(10)
of which operating expenses		448	479	(7)	475	(6)

Gross deposits (on and off balance) by line of business	10
Life		2	3	(27)	2	(16)
Retirement Plans		11,371	11,794	(4)	7,111	60
Mutual Funds		1,323	1,773	(25)	1,296	2
Variable Annuities		877	1,212	(28)	945	(7)
Fixed Annuities		90	67	34	55	63
Latin America		3	2	41	3	16
Total gross deposits		13,666	14,850	(8)	9,411	45

Net deposits (on and off balance) by line of business	10
Life		(8)	(8)	3	(7)	(15)
Retirement Plans		627	5,249	(88)	(1,278)	n.m.
Mutual Funds		(274)	266	n.m.	(418)	35
Variable Annuities		(459)	165	n.m.	(292)	(58)
Fixed Annuities		(319)	(354)	10	(308)	(4)
Latin America		1	1	(3)	(1)	n.m.
Total net deposits excluding run-off businesses		(432)	5,318	n.m.	(2,304)	81
Run-off businesses		(176)	(264)	33	(193)	9
Total net deposits / (outflows)		(609)	5,054	n.m.	(2,497)	76

New life sales	10
Life single premiums		26	30	(13)	29	(9)
Life recurring premiums annualized		132	155	(15)	141	(6)
Total recurring plus 1/10 single		135	158	(15)	144	(6)

Life		122	150	(18)	126	(3)
Latin America		12	9	40	17	(28)
Total recurring plus 1/10 single		135	158	(15)	144	(6)

New premium production accident and health insurance		267	271	(2)	201	33

Revenue-generating investments
		Mar. 31, 2017	Dec. 31, 2016%		Mar. 31, 2016%
Revenue-generating investments (total)		477,965	464,595	3	454,510	5
Investments general account		98,971	98,145	1	100,963	(2)
Investments for account of policyholders		117,032	113,223	3	110,098	6
Off balance sheet investments third parties		261,962	253,227	3	243,449	8

Europe

🌑	Underlying earnings before tax remain stable at EUR 169 million
🌑	Net income increases to EUR 131 million supported by realized gains on investments
🌑	Gross deposits of EUR 10.1 billion driven by record UK platform sales following Cofunds acquisition
🌑	UK platform assets of GBP 102 billion as a result of Cofunds inclusion and net inflows

Execution of strategy

In its established markets in the Netherlands and the United Kingdom, Aegon aims to improve its customer experience by introducing digital innovations and capturing a larger share of the customer value chain. Cofunds has been part of Aegon’s platform business since January 1, 2017. This makes it the leading platform business in the United Kingdom, with GBP 102 billion of combined assets – of which GBP 87 billion come from Cofunds. Aegon had record platform sales in the quarter and is making good progress on its upgrading program with around 23,000 existing customers and GBP 0.7 billion assets upgraded in the first quarter.

Aegon focuses on profitable growth in Central & Eastern Europe (CEE) and Spain & Portugal, where it aims to grow mostly in protection products. In the first quarter, the share of protection products in the sales mix was over 40% in CEE. In Spain, term life, health and non-life sales all increased as a result of successful sales campaigns.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe were flat at EUR 169 million compared with the first quarter of 2016. Higher fee income in the United Kingdom due to favorable equity markets was offset by lower investment income in the Netherlands, mainly due to prepayments on mortgages and interest rate resets.

🌑	Underlying earnings in the Netherlands declined by 8% to EUR 118 million. Earnings from Pensions declined from EUR 47 million to EUR 32 million, mainly caused by lower yields on investments, and prepayments and interest resets on mortgages. Life & Savings earnings slightly decreased to EUR 78 million, as a higher interest result at Savings was more than offset by lower investment income in Life due to prepayments on mortgages. Non-life earnings improved by EUR 7 million to a profit of EUR 1 million as a result of favorable claims experience on previous accident years in the disability portfolio, partly offset by higher expenses.
🌑	In the United Kingdom, underlying earnings increased by 45% to EUR 33 million. Life earnings declined by EUR 6 million to EUR 15 million as the impact of the sale of the annuity business was partly offset by positive experience on the residual annuity portfolio and favorable performance on protection products. Earnings from Pensions increased from EUR 2 million to EUR 18 million as a result of the impact from higher equity markets on fee income, and a EUR 2 million one-time benefit from a contract loss related to previous Guardian divestment.
🌑	CEE’s underlying earnings increased by 19% to EUR 17 million, mainly driven by better underwriting results in Slovakia and the Czech Republic.
🌑	Underlying earnings in Spain & Portugal declined from EUR 3 million to EUR 1 million, mainly caused by lower technical results in the Santander joint ventures in Spain.

Net income

Net income from Aegon’s businesses in Europe increased by 32% to EUR 131 million. The loss from fair value items amounted to EUR 56 million. Positive real estate revaluations and a positive result on the guarantee provision in the Netherlands were more than offset by negative fair value changes on equity hedges in the United Kingdom and interest rate hedges in the Netherlands to protect Aegon’s capital position. Net impairments amounted to EUR 5 million, while realized gains totaled EUR 67 million, and were mainly related to the sale of sovereign bonds in the Netherlands. Other income of EUR 8 million includes a profit in relation to a transfer of the annuity production written in the United Kingdom in 2016 as an extension to the existing transfer to Rothesay Life. Restructuring charges in the United Kingdom for the integration of Cofunds were EUR 11 million, largely offset by income related to policyholder taxes with an equal offset in Aegon’s income tax line.

Return on capital

The return on average capital invested in Aegon’s businesses in Europe decreased by 40 basis points to 6.5%, excluding revaluation reserves and defined benefit plan remeasurements. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding. For the Netherlands, return on capital was 7.8%. The return in the United Kingdom was 4.1%. In CEE it was 15.3%, while in Spain & Portugal it was -0.7%.

Operating expenses

Operating expenses increased by 10% to EUR 395 million. This was mainly caused by the acquisitions of Cofunds and BlackRock’s defined contribution business in the United Kingdom, which were both not yet included in the comparable quarter last year. In the Netherlands, project-related expenses offset run-rate expense savings of EUR 25 million in the insurance business which were achieved as a result of management actions.

Sales

Gross deposits almost tripled to EUR 10.1 billion. This increase was driven by savings deposits in the Netherlands and UK platform deposits. UK gross deposits increased to EUR 8.0 billion, reflecting the first time inclusion of Cofunds, which added EUR 6.3 billion and strong inflows on Aegon’s existing platform. Cofunds deposits benefited from strong institutional sales which can be volatile. Gross deposits in CEE increased by 13% to EUR 69 million, largely driven by an increase of pension deposits in Romania and Hungary. Continued strong performance of Aegon’s online bank Knab led to a 9% increase in the Netherlands to EUR 2.0 billion.

Net deposits for Europe increased by 6% to EUR 0.8 billion driven by the United Kingdom, reflecting increased platform net inflows on Aegon’s existing platform as well as the inclusion of Cofunds. This increase was partly offset by lower net savings deposits in the Netherlands.

New life sales declined by 21% to EUR 67 million in the first quarter mainly due to lower pension sales in the Netherlands as a result of the continued shift in demand from defined benefit to defined contribution solutions. The 54% decline in the United Kingdom reflects the divestment of the annuity business.

New premium production for accident & health increased by EUR 7 million to EUR 17 million as the result of higher sales of disability products in the Netherlands following product launches in response to changes in legislation. New premium production for general insurance of EUR 27 million was driven by a portfolio acquisition in Hungary.

Market consistent value of new business

The market consistent value of new business in Europe declined by EUR 19 million to EUR 37 million. This was mainly driven by a reduction in the value of new business in the Netherlands from lower sales and lower margins, and the United Kingdom due to lower margins on pension products, as well as the sale of the UK annuity business.

Revenue-generating investments

Revenue-generating investments increased by 63% to EUR 267 billion in the first quarter due to the inclusion of Cofunds, in addition to net inflows.

Europe
EUR millions	Notes	1Q 2017	1Q 2016%		4Q 2016%

Underlying earnings before tax
The Netherlands		118	128	(8)	134	(12)
United Kingdom		33	23	45	23	42
Central & Eastern Europe		17	15	19	14	24
Spain & Portugal		1	3	(72)	3	(71)
Underlying earnings before tax		169	169	—	174	(3)

Fair value items		(56)	(71)	21	171	n.m.
Realized gains / (losses) on investments		67	17	n.m.	52	28
Net impairments		(5)	1	n.m.	(1)	n.m.
Other income / (charges)	5	8	1	n.m.	(9)	n.m.
Income before tax		183	116	57	387	(53)
Income tax		(53)	(17)	n.m.	(81)	35
Net income / (loss)		131	99	32	306	(57)

Net underlying earnings		127	138	(8)	161	(21)

Commissions and expenses		539	545	(1)	494	9
of which operating expenses		395	360	10	363	9

Gross deposits (on and off balance)	10
The Netherlands		2,022	1,856	9	1,901	6
United Kingdom		7,957	1,519	n.m.	1,486	n.m.
Central & Eastern Europe		69	61	13	74	(7)
Spain & Portugal		7	6	17	13	(50)
Total gross deposits		10,054	3,441	192	3,474	189

Net deposits (on and off balance)	10
The Netherlands		411	782	(47)	393	5
United Kingdom		313	(93)	n.m.	(44)	n.m.
Central & Eastern Europe		46	40	15	52	(12)
Spain & Portugal		4	2	86	10	(62)
Total net deposits / (outflows)		774	731	6	411	88

New life sales	6, 10
Life single premiums		230	353	(35)	234	(2)
Life recurring premiums annualized		44	50	(12)	52	(15)
Total recurring plus 1/10 single		67	85	(21)	75	(11)

Life		50	59	(15)	53	(6)
Pensions		17	26	(36)	22	(24)
Total recurring plus 1/10 single		67	85	(21)	75	(11)

The Netherlands		28	38	(27)	28	—
United Kingdom		8	18	(54)	10	(17)
Central & Eastern Europe		20	19	5	26	(25)
Spain & Portugal		11	10	14	11	(1)
Total recurring plus 1/10 single		67	85	(21)	75	(11)

New premium production accident and health insurance		17	10	78	11	62
New premium production general insurance		27	24	10	23	15

Revenue-generating investments
		Mar. 31, 2017	Dec. 31, 2016%		Mar. 31, 2016%
Revenue-generating investments (total)		267,308	164,487	63	172,554	55
Investments general account		57,857	58,264	(1)	69,530	(17)
Investments for account of policyholders		96,883	96,276	1	94,682	2
Off balance sheet investments third parties		112,568	9,946	n.m.	8,342	n.m.

Europe Segments, 1Q 2017 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		78	15	6	(2)	97
Pensions	13	32	18	3	-	53
Non-life		1	-	9	3	12
Other		7	-	-	-	7
Underlying earnings before tax		118	33	17	1	169

Fair value items		(35)	(21)	-	-	(56)
Realized gains / (losses) on investments		62	3	1	-	67
Impairment charges		(7)	-	(1)	-	(7)
Impairment reversals		3	-	-	-	3
Other income / (charges)	5	-	8	-	-	8
Income / (loss) before tax		141	24	18	1	183
Income tax (expense) / benefit		(30)	(18)	(3)	(2)	(53)
Net income / (loss)		111	6	15	(1)	131

Net underlying earnings		91	22	15	(1)	127

Commissions and expenses		242	184	63	50	539
of which operating expenses		207	130	36	22	395

Europe Segments, 1Q 2016 geographically
EUR millions		The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Underlying earnings before tax geographically by line of business
Life		79	21	3	-	103
Pensions		47	2	2	-	51
Non-life		(6)	-	9	3	6
Other		9	-	-	-	9
Underlying earnings before tax		128	23	15	3	169

Fair value items		(105)	34	-	-	(71)
Realized gains / (losses) on investments		18	1	-	(1)	17
Impairment charges		(5)	-	2	-	(3)
Impairment reversals		4	-	-	-	4
Other income / (charges)	5	-	1	-	-	1
Income / (loss) before tax		40	58	16	2	116
Income tax (expense) / benefit		(7)	(6)	(2)	(2)	(17)
Net income / (loss)		33	52	14	-	99

Net underlying earnings		100	25	12	1	138

Commissions and expenses		259	180	60	46	545
of which operating expenses		202	102	35	21	360

Asia

🌑	Underlying earnings before tax increase to USD 13 million
🌑	Net loss amounts to USD 4 million due to one-time tax adjustments
🌑	New life sales increase by 36% to USD 56 million driven by higher sales in China
🌑	Gross deposits decrease by 3% to USD 78 million due to strict adherence to Aegon’s pricing policy

Execution of strategy

Aegon focuses on three fast-growing and underserved customer segments in Asia: HNW individuals, aging affluent customers, and ascending affluent customers. Universal life insurance, variable annuities, and protection products are core products in the region. These products are supplemented with direct-to-consumer digital distribution platforms in markets in which Aegon does not have an insurance license.

Aegon aims to continue growing its distribution network and product portfolio in Asia. During the quarter, Aegon further strengthened its bank distribution in Japan by launching foreign currency denominated variable annuities in the megabank channel to complement the existing offering in the agency and regional banks channels. Several core protection products were revised and launched in China and India, while a revamped universal life product was also launched in the HNW segment.

Underlying earnings before tax

In the first quarter of 2017, Aegon’s underlying earnings before tax in Asia increased from USD 1 million to USD 13 million, mainly due to higher earnings from the HNW businesses and China.

🌑	Earnings from HNW businesses increased by USD 4 million to USD 17 million. This increase was driven by growth of the business and improved mortality results.
🌑	Earnings from Aegon Insights were USD 1 million. This was primarily due to lower operating expenses as a result of the rationalization of sales campaigns.
🌑	The loss from Strategic partnerships in China, Japan and India improved by USD 6 million to USD 5 million as a result of favorable persistency in China and a one-time cash dividend received on investments of USD 2 million.

Net income

The net loss from Aegon’s operations in Asia amounted to USD 4 million. The result from fair value items of USD 1 million was mainly due to hedging results in the variable annuity business in Japan, while realized losses of USD 3 million were the result of normal trading activity. Income tax increased to USD 14 million due to relatively high profits for tax purposes in China and the HNW business, and one-time tax adjustments for 2016 in 2017 of USD 5 million.

Return on capital

The return on average capital invested in Aegon’s businesses in Asia, excluding revaluation reserve, was -0.7%.

Operating expenses

Operating expenses remained stable at USD 43 million in the first quarter. This was mainly due to higher expenses in China as a result of the strong sales quarter, offset by lower expenses in India due to the restructuring and Aegon Insights as a result of the continued rationalization of sales campaigns.

Sales

New life sales increased by 36% to USD 56 million.

🌑	Sales from HNW businesses increased by 7% to USD 23 million due to an improved competitive position as pricing conditions became more favorable.
🌑	Sales from Strategic partnerships increased by 66% to USD 33 million, primarily driven by strong sales in China following the successful launch of a new critical illness product.

New premium production from accident & health insurance declined by USD 1 million to USD 5 million mainly as a result of the rationalization of sales campaigns in the Aegon Insights business, especially in Indonesia.

Gross deposits from Strategic partnerships decreased by 3% to USD 78 million. Increased inflows from foreign currency variable annuities were more than offset by lower Japanese Yen-denominated variable annuity sales. The latter was due to a pricing change in order to maintain profitability as a result of Aegon’s strict pricing policy. Net deposits decreased by 11% to USD 58 million, which reflects lower gross deposits and higher lapse experience in the Japanese variable annuity business.

Market consistent value of new business

The market consistent value of new business in Asia increased by USD 30 million to USD 26 million. This was mainly caused by the recovery of interest rates and strong profitable sales in China.

Revenue-generating investments

Revenue-generating investments increased by 3% to USD 8.7 billion during the first quarter of 2017. This was driven by favorable market movements and growth of the HNW businesses.

Asia
USD millions	Notes	1Q 2017	1Q 2016%		4Q 2016%

Underlying earnings before tax by line of business
High net worth businesses		17	13	29	23	(27)
Aegon Insights		1	(1)	n.m.	-	n.m.
Stategic partnerships		(5)	(11)	54	(9)	43
Underlying earnings before tax		13	1	n.m.	15	(13)

Fair value items		1	3	(72)	(12)	n.m.
Realized gains / (losses) on investments		(3)	4	n.m.	2	n.m.
Net impairments		-	(1)	n.m.	-	3
Income before tax		10	7	58	5	114

Income tax		(14)	(5)	(185)	(15)	5
Net income / (loss)		(4)	2	n.m.	(10)	61

Net underlying earnings		(2)	(4)	51	1	n.m.

Commissions and expenses		61	65	(5)	65	(6)
of which operating expenses		43	43	-	40	6

Gross deposits (on and off balance) by region	10
China		2	3	(40)	3	(43)
Japan		76	77	(2)	55	38
Total gross deposits		78	80	(3)	58	34

Net deposits (on and off balance) by region	10
China		1	3	(53)	3	(60)
Japan		57	63	(9)	51	11
Total net deposits / (outflows)		58	65	(11)	54	7

New life sales	10
Life single premiums		256	253	1	232	10
Life recurring premiums annualized		30	16	91	11	180
Total recurring plus 1/10 single		56	41	36	34	64

High net worth businesses		23	21	7	24	(5)
Stategic partnerships		33	20	66	10	n.m.
Total recurring plus 1/10 single		56	41	36	34	64

New premium production accident and health insurance		5	6	(15)	4	33

Revenue-generating investments
		Mar. 31, 2017	Dec. 31, 2016%		Mar. 31, 2016%
Revenue-generating investments (total)		8,719	8,503	3	7,784	12
Investments general account		5,668	5,620	1	5,098	11
Off balance sheet investments third parties		3,051	2,883	6	2,686	14

Asset management

🌑	Underlying earnings before tax decline to EUR 37 million mainly due to lower performance fees
🌑	Net income amounts to EUR 27 million
🌑	Other third-party net outflows of EUR 6.3 billion largely driven by a contract loss in the UK related to the previous Guardian divestment
🌑	Assets under management decrease to EUR 326 billion due to net outflows

Execution of strategy

Aegon Asset Management has developed into a successful asset manager. Aegon aims to achieve strong growth in asset management by leveraging its international capabilities across asset allocation, solutions, fixed income, equity, real estate and research, and by developing and distributing strategies from across its locations, deepening its presence in existing markets, and furthering its geographical expansion. Aegon Asset Management has started to offer investment products from the United States in Europe in addition to undergoing preparations to sell the European product suite in the United States. This represents a key opportunity to reach more customers with Aegon’s products.

Demonstrating the successful execution of this strategy, Aegon launched the World Equity Index SRI Fund in the Netherlands in the first quarter of 2017. This fund aims to offer customers attractive returns while meeting specific Environment, Social & Governance (ESG) requirements. ESG criteria refer to a set of standards to measure the sustainability and ethical impact of investments. The launch underlines Aegon’s ambition to be one of the leading providers in the market of sustainable investment solutions.

With the support of Aegon in 2016, La Banque Postale Asset Management developed a new multi-asset fund for the retail market. The fund exceeded EUR 1 billion of assets under management within its first year, and continues to attract new money flows from La Banque Postale customers.

Underlying earnings before tax

Underlying earnings from Aegon Asset Management in the first quarter of 2017 declined by 17% to EUR 37 million, as lower expenses were more than offset by lower performance fees compared with last year’s high level.

🌑	Earnings in the Americas amounted to EUR 15 million, down from EUR 17 million in 1Q 2016. Lower expenses were more than offset by lower management fee income, which was mainly driven by a contract loss recorded in the third quarter of 2016.
🌑	Earnings in the Netherlands more than doubled to EUR 5 million, mainly as a result of higher management fee income driven by continued strong inflows in the Dutch Mortgage Fund.
🌑	Earnings in the United Kingdom declined from EUR 9 million to EUR 5 million, driven by lower management fees and adverse currency movements. Lower management fees resulted from outflows in the general account due to the divestment of the annuity book and outflows in other third-party driven by a contract loss related to the previous Guardian divestment.
🌑	Earnings from Strategic partnerships decreased by EUR 4 million to EUR 14 million. This was mainly a result of lower earnings from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC), with lower performance fee income compared with the high level achieved in the first quarter of 2016.

Net income

Net income from asset management declined by 15% to EUR 27 million as lower underlying earnings were only partly offset by a gain on investments in AIFMC.

Revenues

Total revenues decreased by 8% to EUR 146 million. Management fees declined by 4% to EUR 122 million mainly driven by adverse currency movements and net outflows. On a constant currency basis, management fees were down by 2%. Performance fees were down by EUR 13 million to EUR 3 million mainly as a result of lower performance fees from AIFMC compared with last year’s high level. Other revenues increased by EUR 4 million to EUR 20 million largely driven by AIFMC. Annualized management fees from other third parties as a percentage of average assets under management from other third parties decreased to 20 basis points.

Operating expenses

Operating expenses decreased by 6% to EUR 107 million, as continued investments in Aegon Asset Management’s growth strategy were more than offset by favorable currency movements and lower project-related expenses in the Americas and China. On a constant currency basis, operating expenses decreased by 3%. The cost/income ratio increased to 74%, as the effect from lower expenses was more than offset by the decline in income. Annualized operating expenses as a percentage of average assets under management remained stable at 13 basis points.

Sales

Gross inflows in other third-party decreased by 16% to EUR 11 billion. Higher gross inflows in the Americas were more than offset by a decrease in gross inflows mainly in China and the Netherlands.

Total third-party net outflows this quarter amounted to EUR 7.1 billion, of which EUR 0.9 billion of outflows were attributable to third-party affiliates. Third-party affiliates outflows were mainly driven by the United Kingdom and the Netherlands, as markets are moving towards equity rather than fixed income investment products. This trend also impacted flows in other third-party.

Other third-party net outflows amounted to EUR 6.3 billion. Net outflows of EUR 5.5 billion in the United Kingdom were mainly due to a contract loss related to the previous Guardian divestment. The Netherlands showed net outflows of EUR 1.3 billion, as net inflows in the Dutch Mortgage Fund were more than offset by contract losses. These outflows were only partly offset by net inflows in the Americas and Strategic partnerships of EUR 0.5 billion.

General Pension Funds (APFs) are gaining momentum in the Dutch market. An APF makes it possible to separate the financial administration of multiple pension plans from multiple employers. In addition, these financial vehicles enable smaller pension schemes to benefit from economies of scale and to comply with complex pension regulations. Stap – a Dutch APF initiated by Aegon where TKPI as a subsidiary of Aegon Asset Management carries out investments – has secured its first customers. As a result, EUR 2 billion of new assets are expected to be managed as of the third quarter of 2017.

Assets under management

Assets under management decreased by 2% compared with the previous quarter to EUR 326 billion. Positive market movements were more than offset by adverse currency movements and outflows in other third-party.

Performance1

Long-term investment performance of the strategically most important funds in the Netherlands, the United Kingdom and the Americas continued to be strong and well above benchmarks (with 100% of tracked assets outperforming over rolling 3 and 5 years). In the Netherlands one year rolling investment performance was above benchmarks for 100% of tracked assets. Rolling one year performance in the United Kingdom and the United States – with 47% and 66% of tracked assets above their benchmarks respectively – continued to be impacted by underperformance during the second quarter of 2016.

Return on capital

The return on average capital invested in Aegon Asset Management in the first quarter of 2017, excluding revaluation reserves and defined benefit plan remeasurements, decreased by 5%-points to 24%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

1. Benchmarks differ per product, and include markets, official benchmarks, and tailor-made benchmarks.

Asset Management
EUR millions	Notes	1Q 2017	1Q 2016%		4Q 2016%

Underlying earnings before tax by region
Americas		15	17	(10)	14	12
The Netherlands		5	2	113	5	(14)
United Kingdom		5	9	(41)	7	(24)
Rest of World		(2)	(2)	(46)	-	n.m.
Strategic partnerships		14	18	(22)	9	58
Underlying earnings before tax		37	45	(17)	35	7

Realized gains / (losses) on investments		2	-	n.m.	-	n.m.
Net impairments		-	-	n.m.	(5)	n.m.
Other income / (charges)		-	-	n.m.	(1)	n.m.
Income before tax		39	45	(12)	28	39
Income tax		(12)	(13)	4	(10)	(19)
Net income / (loss)		27	32	(15)	18	51

Net underlying earnings		26	32	(20)	22	17

Revenues
Management fees		122	127	(4)	127	(4)
Performance fees		3	16	(78)	7	(49)
Other		20	16	24	15	32
Total income *		146	159	(8)	149	(2)

General account		42	43	(2)	43	(2)
Third-party		104	116	(11)	106	(2)
Of which affiliates		25	29	(13)	28	(10)
Of which other third-party		78	87	(10)	78	1
Total income *		146	159	(8)	149	(2)

Operating Expenses		107	114	(6)	115	(6)

Cost / income ratio		73.6%	71.9%	2	77.1%	(4)

Gross flows other third-party
Americas		1,058	803	32	1,320	(20)
The Netherlands		627	1,757	(64)	812	(23)
United Kingdom		1,453	1,556	(7)	847	71
Rest of World **		47	(77)	n.m.	(16)	n.m.
Strategic partnerships		7,822	9,052	(14)	7,364	6
Gross flows other third-party		11,006	13,092	(16)	10,326	7

Net flows other third-party
Americas		396	(439)	n.m.	(220)	n.m.
The Netherlands		(1,341)	1,631	n.m.	352	n.m.
United Kingdom		(5,450)	358	n.m.	(323)	n.m.
Rest of World **		38	(107)	n.m.	43	(10)
Strategic partnerships		97	797	(88)	(1,554)	n.m.
Net flows other third-party		(6,260)	2,240	n.m.	(1,702)	n.m.
* Net fees and commissions ** Rest of world include intragoup eliminations from internal sub-advised agreements.
Assets under management
		Mar. 31, 2017	Dec. 31, 2016%		Mar. 31, 2016%
Americas		124,943	124,993	-	125,593	(1)
The Netherlands		87,392	88,982	(2)	86,449	1
United Kingdom		53,005	57,783	(8)	72,949	(27)
Rest of World		2,614	2,523	4	2,311	13
Strategic partnerships		57,601	57,345	-	56,801	1
Total assets under management		325,556	331,627	(2)	344,103	(5)
General account *		127,358	128,111	(1)	135,284	(6)
Third-party		198,197	203,515	(3)	208,818	(5)
Of which affiliates *		72,377	72,626	-	82,661	(12)
Of which other third-party **		125,821	130,889	(4)	126,157	-

*   Please note that the numbers provided in this line are also included in other primary segments.

**  Includes pooled fund sales that are recognized on the balance sheet of Aegon UK.

    These assets are eliminated in our consolidated revenue generating investments.

Market consistent value of new business
				MCVNB
EUR millions, after tax		1Q 2017	1Q 2016%		4Q 2016%

Americas		111	81	37	84	33
Europe		37	56	(34)	30	21
Asia		24	(4)	n.m.	4	n.m.
Total		172	133	30	118	45

Modeled new business: APE
		Premium business APE
EUR millions	Notes	1Q 2017	1Q 2016%		4Q 2016%
Americas	7	373	386	(3)	311	20
Europe		436	385	13	352	24
Asia		57	43	33	35	62
Total		867	814	6	698	24

Modeled new business: Deposits
		Deposit business Deposits
EUR millions	Notes	1Q 2017	1Q 2016%		4Q 2016%
	7
Americas		4,848	6,050	(20)	4,493	8
Europe		44	69	(36)	83	(47)
Asia		73	73	-	55	34
Total		4,965	6,191	(20)	4,631	7

MCVNB/PVNBP summary
		Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	1Q 2017%			%
	8
Americas		80	1,624	5.0	21.6
Europe		32	3,432	0.9	7.4
Asia		24	450	5.4	42.5
Total		137	5,506	2.5	15.8

		Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	1Q 2017%			%
	8
Americas		30	7,860	-	0.6
Europe		4	347	1.2	9.5
Asia		-	73	(0.1)	(0.1)
Total		35	8,280	0.4	0.7

Currencies

Income statement items: average rate 1 EUR = USD 1.0647 (2016: USD 1.1023).

Income statement items: average rate 1 EUR = GBP 0.8594 (2016: GBP 0.7698).

Balance sheet items: closing rate 1 EUR = USD 1.0696 (2016: USD 1.1396; year-end 2016: USD 1.0548).

Balance sheet items: closing rate 1 EUR = GBP 0.8553 (2016: GBP 0.7928; year-end 2016: GBP 0.8536).

Additional information

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s 1Q 2017 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 719 325 2346

United Kingdom: +44 330 336 9411

The Netherlands: +31 20 703 8261

Passcode: 7288069

Two hours after the conference call, a replay will be available on aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

Aegon segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in the Europe section.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.

3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exception of an allowance for liquidity premium. The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable non-financial risks and the costs of non-hedgeable stranded capital.

4)	Return on equity is a ratio calculated by dividing the net underlying earnings after cost of leverage, by the average shareholders’ equity excluding the revaluation reserve, cash flow hedge reserve and remeasurement to the defined benefit plans.

5)	Included in other income/(charges) are income/charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities for UK.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable). The Swap curve is extrapolated beyond the last liquid point to an ultimate forward rate.

9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

1Q 2017

Employee expenses	590
Administrative expenses	339
Operating expenses for IFRS reporting	930
Operating expenses related to jv’s and associates	(54)
Operating expenses in earnings release	983

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates consolidated on a proportionate basis.
11a)	Capital Generation reflects the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Capital Generation is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric (according to Aegon’s Capital Policy) for that period and after investments in new business. Capital Generation is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that Capital Generation provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of Capital Generation are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to Capital Generation.
11b)	The calculation of the Solvency II capital surplus and ratio are based on Solvency II requirements. For insurance entities in Solvency II equivalent regimes (United States, Bermuda and Brazil) local regulatory solvency measurements are used. Specifically, required capital for the life insurance companies in the US is calculated as two and a half times (250%) the upper end of the Company Action Level range (200% of Authorized Control Level) as applied by the National Association of Insurance Commissioners in the US. For entities in financial sectors other than the insurance sector, the solvency requirements of the appropriate regulatory framework are taken into account in the group ratio. The group ratio does not include Aegon Bank N.V. As the UK With-Profit funds is ring fenced, no surplus is taken into account regarding the UK With-Profit funds for Aegon UK and Group numbers.

12)	The results in this release are unaudited.
13)	As from 2017 the Cofunds business in the UK is included in this line as well.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS-EU financial measures: underlying earnings before tax, income tax, income before tax, market consistent value of new business and return on equity. These non-IFRS-EU measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS-EU measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS-EU, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS-EU financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Return on equity is a ratio using a non-IFRS-EU measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity, the revaluation reserve and the reserves related to defined benefit plans. Aegon believes that these non-IFRS-EU measures, together with the IFRS-EU information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and Asia, and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
¡	Consequences of a potential (partial) break-up of the euro;
¡	Consequences of the anticipated exit of the United Kingdom from the European Union;
¡	The frequency and severity of insured loss events;
¡	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
¡	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
¡	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
¡	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
¡	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
¡	Acts of God, acts of terrorism, acts of war and pandemics;
¡	Changes in the policies of central banks and/or governments;
¡	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
¡	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
¡	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
¡	Customer responsiveness to both new products and distribution channels;
¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
¡	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
¡	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
¡	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
¡	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.